Exhibit 99.1

TeliaSonera, Sony Ericsson and Ericsson Proudly Present: the Best Nordic and Baltic Mobile Internet Services - The SurfPort Awards Winners

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 26, 2007--The best Nordic and Baltic mobile content services of 2006 on SurfPort have been selected. The winners in six categories were presented in conjunction with the SurfPort Awards in Stockholm on January 25.

Content Provider of the Year Award Finland - Fonecta - Fonecta offers a full range of user-friendly and extremely useful mobile content services such as search service, white & yellow pages, maps and weather service. They act as an excellent role model for others in this business.

Most Innovative Service Award Opplysningen 1881, Norway - Unknown callers are but a memory thanks to this creative service from Opplysningen 1881 that simplifies the use of a mobile phone.

User Generated Content Service Award Lunarstorm, Sweden - The most prominent young people's community in its home country, Lunarstorm constantly improves their mobile offering to make it possible for people to meet their friends on the mobile phone.

Rising Star Award Plius, Lithuania - Through Plius' introduction of classified advertising services, people in Lithuania can now buy real estate and cars using a mobile phone. In only a short period of time the service has become very popular.

Streaming Media Service Award NRK, Norway - NRK's pioneering mobile offering makes it possible for people to watch TV on the mobile phone when on the move. NRK has contributed strongly to the development of this business.

Mobile Music Service Award Trio, Estonia - Trio makes it possible for people to download music to their mobile phone wherever they are, and their U-Pop is the best example of how a music offering should be provided in the mobile arena.

SurfPort Awards is the yearly event for content providers and mobile Internet players. TeliaSonera (Nasdaq:TLSN) (HEX:TLS1V) (STO:TLSN) (LSE:TEE) arranges SurfPort Awards together with Sony Ericsson and Ericsson. The aim is to reward the best content services of the year on SurfPort and to inspire new players to develop user-friendly and smart content services for the mobile phone. In addition, SurfPort Awards aims to be the meeting point for mobile Internet content players.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Manager
Carina Kampe, +46-(0)8-713 58 30